MF Fire, Inc.



ANNUAL REPORT

3031 Washington Blvd, G

BALTIMORE, MD 21230

(855) 633-4731

mffire.com

This Annual Report is dated April 27, 2022.

BUSINESS

MF Fire is a clean tech company that created groundbreaking wood stove technology that eliminates critical air pollution. Based on extensive internal research and public data, wood stoves are used in a 100 million homes to warm half a billion people, but produce massive amounts of harmful air pollution, creating a global problem. MF Fire used Ph.D level fire science and engineering to solve this fundamental problem. Our innovative solutions won the prestigious MIT Clean Energy Prize and enable our customers to save up to 50% on heating bills, while reducing climate change and air pollution on a massive scale. We believe our patent portfolio delivers a defensible competitive advantage.

We officially started MF Fire in 2014 and have been generating revenue since 2016. We sell our products (smart wood stoves) across North America through multiple sales channels, including retail, distributors, ecommerce sites including Wayfair, and direct to consumers. Despite covid, we recorded our first quarterly profit in Q2 2020 and doubled our fulltime staff.

The US Department of Energy saw MF Fire's potential and recently awarded $2M to MF Fire to create additional transformative products, helping us expand from North America into the $7.5B global market (market figure based on extensive internal research and public data).

Previous Offerings

Name: Series Seed-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $758,761.00

Number of Securities Sold: 959,837

Use of proceeds: growth, sales expansion

Date: January 31, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on our unaudited operating data from our consolidated financial statements used for investor communications and tax preparation.

Revenue

2021 revenue grew 160% to $1,259,802 from 2020 revenue of $480,318. The company more than doubled unit sales from 2020 to 2021 as we added two new distributors and dozens of stocking retailers. Selling more units through distribution reduced revenue per unit as margin is now shared with one and sometimes two partners, but the growth in new sales channels strengthened the company's reach and we believe puts the company on a stronger and more sustainable growth curve.

Cost of goods sold

Cost of goods sold in 2021 were $760,738, up from $480,318 in 2020, as the company started to realize new manufacturing change and product design cost benefits. The company expects to continue to see lower cost of goods sold continue as we produce higher volumes of products. 2021 did see an increase in transportation related costs that make up COGS, reducing some of the overall gains in COGS production volumes, due to global supply chain issues. The company cannot provide guidance as to whether these transportation costs are permanent or temporary.

Gross profit

Gross profit in 2021 was up 217% to $499,064, up from a 2020 gross profit of $157,376. This is due to manufacturing cost benefits, higher unit volume sales, and broader sales channels.

Expenses

Total expenses in 2021 were $1,213,005, up slightly from $1,163,511 in 2020.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. The company continues to transition from a low volume, direct-only sales model to a higher volume multi-sales channel model. The company continues to add product models, form factors, and accessories to its product line in addition to the growth in sales channels. As more retail partners and distributors are added to our sales network, each partner will have more products spanning more consumer segment needs, which are anticipated to increase revenue accordingly.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $332,397.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: TEDCO
Amount Owed: $100,000.00
Interest Rate: 8.0%
Maturity Date: January 19, 2021

Creditor: Fulton Bank
Amount Owed: $240,000.00
Interest Rate: 5.25%
This is a revolving line of credit for $250,000 to provide float capital to cover lag time for DOE project reimbursements.

Creditor: Fulton Bank
Amount Owed: $240,000.00
Interest Rate: 5.25%
This is a revolving line of credit for $250,000 to provide inventory capital

Creditor: Small Business Administration (SBA) – Economic Injury Disaster Loan (EIDL)
Amount Owed: $60,200.00
Interest Rate: 3.75%
1 year payment deferral

Creditor: Maryland Small Business
Amount Owed: $50,000.00
Interest Rate: 2.0%
1 year payment deferral

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul LaPorte
Paul LaPorte's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: April 01, 2015 - Present
Responsibilities: Lead the company's growth, business strategy, fundraising. Salary: $200,000

Position: Board Member
Dates of Service: April 01, 2015 - Present
Responsibilities: Provide guidance and leadership to the Board on behalf of the company

Name: Ryan Fisher
Ryan Fisher's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: COO
Dates of Service: April 26, 2014 - Present
Responsibilities: Manage operations, finance, and customer support. Salary: $200,000

Position: Board Member
Dates of Service: April 26, 2014 - Present
Responsibilities: Provide guidance and oversight for the company

Name: Taylor Myers
Taylor Myers's current primary role is as a law student at Georgetown University. Taylor Myers currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: April 26, 2014 - Present
Responsibilities: Provide guidance and oversight as a board member. Salary: $113,500

Other business experience in the past three years:
Position: Lead Scientist
Dates of Service: April 26, 2014 - May 21, 2021
Responsibilities: Provide fire science and engineering expertise and leadership

Employer: University of Maryland

Title: Lecturer
Dates of Service: August 01, 2018 - Present
Responsibilities: Teach college courses

Other business experience in the past three years:
Employer: Biomass Controls, LLC
Title: Head of Engineering
Dates of Service: July 01, 2018 - October 01, 2019
Responsibilities: Manage engineers on clean energy projects

Name: Matt Zuga
Matt Zuga's current primary role is with HighCape Partners. Matt Zuga currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: April 26, 2016 - Present
Responsibilities: Provide outside guidance and oversight to company operations. Matt does not take a Salary.

Other business experience in the past three years:
Employer: HighCape Partners
Title: Partner
Dates of Service: October 01, 2013 - Present
Responsibilities: Evaluating and making investments in companies for his investment firm

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ryan Fisher
Amount and nature of Beneficial ownership: 3,074,302
Percent of class: 26.53

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock.

Common Stock
The amount of security authorized is 13,000,000 with a total of 7,611,872 outstanding.
Voting Rights
1 vote per share
Material Rights

The total shares outstanding includes: 2,068,604 shares to be issued pursuant to outstanding options and 1,221,617 shares reserved pursuant to an EIP.

Series Seed Preferred Stock
The amount of security authorized is 4,098,361 with a total of 2,917,207 outstanding.
Voting Rights
One vote per share; votes along side common share
Material Rights
Specific Liquidation Preference.
The total shares outstanding includes: 950,000 shares to be issued pursuant to outstanding warrants.

Series Seed-2 Preferred Stock
The amount of security authorized is 2,167,841 with a total of 1,059,836 outstanding.
Voting Rights
One vote per share; votes along side common share
Material Rights
Specific Liquidation Preference.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

MF Fire was formed on 04/23/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MF Fire has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our clean burning technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), DOE (Department of Energy) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MF Fire or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MF Fire could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

MF Fire, Inc.

By /s/ *Paul LaPorte*

 Name: MF Fire, Inc

 Title: CEO

Exhibit A

FINANCIAL STATEMENTS

MF Fire

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$332,396.71
Accounts Receivable	$557,097.25
Other Current Assets	$349,557.53
Total Current Assets	**$1,239,051.49**
Fixed Assets	$223,308.66
Other Assets	$0.00
TOTAL ASSETS	**$1,462,360.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$131,126.46
Credit Cards	$458,937.25
Other Current Liabilities	$647,587.98
Total Current Liabilities	**$1,237,651.69**
Long-Term Liabilities	$66,200.00
Total Liabilities	**$1,303,851.69**
Equity	$158,508.46
TOTAL LIABILITIES AND EQUITY	**$1,462,360.15**

MF Fire

Profit and Loss

January - December 2021

	TOTAL
Income	$1,259,802.38
Cost of Goods Sold	$760,738.28
GROSS PROFIT	$499,064.10
Expenses	$1,213,005.46
NET OPERATING INCOME	$ -713,941.36
Other Income	$1,349,591.96
Other Expenses	$1,370.00
NET OTHER INCOME	$1,348,221.96
NET INCOME	$634,280.60

I, Paul LaPorte, the Chief Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire, Inc. and notes thereto for the periods ending December 31, 2021, and December 31, 2020, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $ 475,838; taxable income of $ (606,208) and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st of April, 2022.

Paul LaPorte (Signature)

Chief Executive Officer (Title)

April 21, 2022 (Date)

CERTIFICATION

I, Paul LaPorte, Principal Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire, Inc. included in this Report are true and complete in all material respects.

Paul LaPorte

CEO